

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

March 5, 2008

Mr. Robert F. Hull, Jr.
Lowe's Companies, Inc.
1000 Lowe's Blvd.
Mooresville, NC 28117

> **RE: Lowe's Companies, Inc.**
> **Form 10-K for the year ended February 2, 2007**
> **Filed April 3, 2007**
> **File No. 1-7898**

Dear Mr. Hull:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or in her absence, to me at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant